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EXHIBIT 99.1

ADDITION OF AN AFFILIATED COMPANY

1. Company to be affiliated of
- Company Name: POSCO ENGINEERING & CONSTRUCTION NIGERIA LTD.
- Total Asset (KRW): 2,375,250,000
- Total Equity (KRW): 2,375,250,000
- Total Liabilities (KRW): -
- Paid-in Capital (KRW): 2,375,250,000
- Major Business: Generation, plants, engineering and construction

2. Name of Company Group: POSCO (100% subsidiary of POSCO Engineering & Const. Co., Ltd.)

3. Reason for Addition: Incorporation of a new firm

4. Total number of affiliated companies after additional affiliation: 58

5. Date of Addition: July 14, 2006

6. Others
- Amount in above financial status is the capital U$2,500,000 applied with exchange rate on 07/14/2006 (1U$=KRW950.10)